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[LOGO] KINROSS
        GOLD CORPORATION
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               KINROSS SELLS INTEREST IN PACIFIC RIM MINING CORP.


TORONTO, ONTARIO, DECEMBER 30, 2003...KINROSS GOLD CORPORATION (TSX-K AND NYSE-KGC) ("KINROSS") announces that it has sold its entire equity ownership stake in Pacific Rim Mining Corp. (TSX-PMU and Amex-PMU) consisting of 17,606,049 shares for net proceeds of Cdn.$21.8 million. This investment was deemed not to be strategic to Kinross on a going forward basis.

For  further information, e-mail info@kinross.com or contact:

    Robert M. Buchan              Gordon A. McCreary
    President and                 Vice President
    Chief Executive Officer       Corporate Affairs
    Tel. (416) 365-5650           Tel. (416) 365-5132












     52nd Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3Y2

              Telephone (416) 365-5123        Fax (416) 363-6622